Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 1, 2010
Item 3	News Release The news release dated March 1, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media and Analysts Disclosure Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported the sale of the Silvertip Project to Silvercorp Metals Inc. closed on February 26, 2010.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 1, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of March, 2010

March 1, 2010	News Release 10-9

SALE OF SILVERTIP PROJECT CLOSES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (TSX:SSO) (NASDAQ:SSRI) is pleased to report that the sale of the Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) closed on February 26, 2010.

Silver Standard was issued 1.2 million common shares of Silvercorp at a deemed price of $6.25 per common share, and received a cash payment of CDN$7.5 million dollars, for total consideration of CDN$15 million for the sale of the Silvertip Project.

Gryphon Partners acted as financial advisor to Silver Standard in connection with the sale.

Silvertip, located in northern British Columbia, is a silver-base metals project that Silver Standard had acquired in 2002.

(SOURCE: Silver Standard Resources Inc.)

Contact:

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. Toll Free: (888) 338-0046 or Direct: (604) 484-8212
Email: invest@silverstandard.com

Statements contained in this news release that are not historical fact, such as statements regarding the  future plans, and the timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, variances in ore grade, mill throughput, or recovery rates from those assumed in mining plans, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s Form 20-F and other filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.